Exhibit 21.1
Subsidiaries of Carbonite, Inc.

Subsidiary	Jurisdiction

Carbonite Holdings, Inc. 6745385 Canada, Inc. Carbonite (China) Co., Ltd.	United States (Delaware) Canada China

     Each of the subsidiaries is a wholly owned subsidiary of Carbonite, Inc., except for Carbonite (China) Co., Ltd., which is a wholly owned subsidiary of Carbonite Holdings, Inc.